Exhibit 12.1

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
Detail Calculation in accordance with Reg S-K Item 503(d)

	9/30/2008	2007	2006	2005	2004	2003
				(1)	(1)	(1)
Earnings:
Income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	26,453,000	44,659,000	26,811,000	8,046,000	6,597,000	3,269,000
Additions:
Minority interest in earnings of consolidated subsidiaries	31,000	(49,000)	9,000	-	-	-
Fixed charges, as shown below	15,598,000	15,011,000	108,000	-	-	-
Amortization of capitalized interest	-	-	-	-	-	-
Dividends received from equity method investees	-	-	-	-	-	-

CSST's share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	-	-	-	-	-
Subtractions:
Equity in income of investees	-	-	-	-	-	-
Interest capitalized	-	-	-	-	-	-
Preference security divided requirements of consolidated subsidiaries	-	-	-	-	-	-
The minority interest in pre-tax income of subsidiaries that have not incurred fixed charges
Earnings, as adjusted	42,082,000	59,621,000	26,928,000	8,046,000	6,597,000	3,269,000
Fixed charges:
Interest on indebtedness, expensed or capitalized	15,598,000	15,011,000	108,000	-	-	-
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	-	-	-	-	-	-
Interest within rent expense	-	-	-	-	-	-
Preferred dividend requirements of consolidated subsidiaries, adjusted to a pre-tax equivalent basis	-			-
Total fixed charges	15,598,000	15,011,000	108,000	-	-	-
Preferred stock dividends, adjusted to a pre-tax equivalent basis	-			-
Combined fixed charges and preferred stock dividends	15,598,000	15,011,000	108,000	-	-	-
Ratio of earnings to fixed charges	2.70	3.97	249.33	N/A	N/A	N/A
Ratio of earning to combined fixed charges and preferred stock dividend	2.70	3.97	249.33	N/A	N/A	N/A

(1) During the years ended December 31, 2005, 2004 and 2003, we did not incur any interest expense, other fixed charges or preferred dividends. Therefore, a ratio of earnings to combined fixed charges is not applicable for these periods.